201 Daktronics Drive
Brookings, South Dakota 57006

April 10, 2024

VIA EDGAR and Federal Express

Len Jui and Claire Erlanger
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, DC 20549

Re:    Daktronics, Inc.
Form 10-K for the Year Ended April 29, 2023
Form 8-K furnished February 28, 2024
File No. 001-38747

Dear Mr. Jui and Ms. Erlanger:

We received the comment letter dated March 19, 2024 from you (the “Staff”) requesting explanations and information regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended April 29, 2023 filed on July 12, 2023 and Current Report on Form 8-K furnished on February 28, 2024 by Daktronics, Inc. (the “Company”, “Daktronics”, “we”, “our”, or “us”). In response to your letter, we are providing the following explanations and information. We welcome comments you make on our filings, as our goal is to ensure our filings are in accordance with all applicable rules and regulations. Each of your comments is included and numbered in the same order as in your letter and is followed by our response.

Form 8-K furnished February 28, 2024

Exhibit 99.1 Earnings Release, page 1

1.We note that in the Q3 FY2024 financial highlights, the first bullet discloses that year-to-date product and service orders were $534.4 million, an increase of 6.6% as compared to $501.4 million in the same period of fiscal 2023. In light of the fact that these amounts represent non-GAAP financial measures, please revise future filings to disclose the GAAP measure of sales revenue, more prominently than the non-GAAP measure of orders. See guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the SEC Staff’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response:
In future filings, beginning with our Current Report on Form 8-K furnishing our financial information for the fiscal year ending April 27, 2024, we will revise our presentation such that our GAAP measures are displayed with greater prominence as compared to metrics and non-GAAP measures. For example, we will disclose the GAAP measure of net sales, gross profit, and operating income more prominently than orders. In the MD&A “Overview” section of our Annual Report on Form 10-K, we will continue to disclose the clear definition for the order metric, a statement indicating the reasons why the order metric provides useful information to investors, and a statement indicating how our management uses the order metric in managing or monitoring the performance of the business.

Form 10-K for the Year Ended April 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Gross Profit and Contribution Margin, page 28

2.We note your disclosure of contribution margin by segment, as well as on a consolidated basis. Please note that a segment measure of profitability that is not considered your segment measure of profitability under ASC 280, is considered a non-GAAP financial measure and subject to the guidance in Reg G and Item 10(e) of Regulation S-K. In this regard, please tell us how management uses this measure, and revise to disclose why management believes this measure is useful to investors. Also, we note your reconciliation from non-GAAP contribution margin to GAAP operating income. Please note that reconciliations of non-GAAP financial measures should begin with the comparable GAAP measure, which in this case we believe to be gross profit. Additionally, each of the segment contribution measures should be reconciled to their comparable GAAP measures. Please revise accordingly.

Response:
In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending April 27, 2024 and for all periods presented, we will disclose that management believes contribution margin is a useful non-GAAP measure for the purposes of assessing segment profitability and allocating resources to each segment. Management believes that contribution margin is useful to investors because it permits investors to view and evaluate our segment financial performance through the same lens as management.

In addition, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending April 27, 2024 and for all periods presented, we will revise our reconciliation to disclose the comparable GAAP measure of gross profit less selling expense to determine the non-GAAP contribution margin by each segment. We will present changes in general and administrative expense, product design and development, and goodwill impairment in a separate table.

3.We note you disclose the reasons for the change in consolidated gross profit from fiscal 2022 to 2023, which includes many factors, including several offsetting factors. In future filings, when there are several factors affecting the change in gross profit, especially when there are offsetting amounts, please revise to quantify these amounts, when material. Additionally, in light of the fact that it appears not all segments trended consistently during the periods presented, especially in terms of gross profit as a percent of net sales, please consider including a discussion of the change in gross profit by segment. See guidance in Item 303(b) of Regulation S-K.

Response:
In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending April 27, 2024, we will include a discussion of the change in gross profit by segment and will quantify the factors, including offsetting amounts, affecting the change in gross profit, when material.

Notes to the Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies
Investments in Affiliates, page 42

4.We note from your disclosure on page 43 that after the conversion of Notes to stock ownership in 2023, your ownership in Miortech increased to 55.9%. Please explain to us, and revise to disclose why it appears you continue to account for this investment under the equity method of accounting, rather than consolidation. Additionally, we note your disclosure that for the fiscal years 2023, 2022 and 2021, your share of losses of your affiliates was $3,332, $2,970 and $2,370, respectively. In light of the apparent significance of these amounts to your consolidated income before taxes, please explain to us how you evaluated your equity method investments under the requirements of Rule 3-09 of Regulation S-X.

Response:
After the conversion of the Notes to stock ownership in fiscal year 2023, we completed an evaluation to determine whether Miortech should be consolidated. Through the evaluation, we determined that Miortech is a Variable Interest Entity; therefore, we further evaluated it under the Variable Interest Model. We then evaluated it to determine if Daktronics was the primary beneficiary. We concluded Daktronics was not the primary beneficiary because the power criterion was not met, as Miortech’s management director has a variable interest and the power to direct the activities that most significantly impact the economic performance of Miortech. We do not have enough voting power to change management; therefore, the consolidation analysis was concluded. We do, however, have significant influence; so it is appropriate to account for the entity as an equity method investment, and it is appropriate to record our share of the entity’s profits and losses. In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending April 27, 2024, we will include additional detail on the analysis and reasons for our conclusions.

Our share of total losses in affiliates includes our share of losses from both Miortech and for another equity method investee, XDisplayTM Company (”XDC”). The total losses for these affiliates were each evaluated under the requirements of Rule 3-09 of Regulation S-X by applying the significance tests in Rule 1-02(w). The revenue component of the income test was not applicable, as neither Miortech nor XDC had material revenue in each of the two most recently completed fiscal years. Since the revenue component was not applicable, we evaluated our annual consolidated pretax income from continuing operations to determine the appropriate denominator for the income component. For fiscal 2022, we determined consolidated pretax income from continuing operations was at least 10% lower than the average of the absolute value for the last five fiscal years, therefore we used the income averaging in the significance calculation. For fiscal 2023 and fiscal 2021, we utilized our consolidated pretax income from continuing operations in the significance calculations. Based on the income test, we determined that the absolute value of our proportionate share of each affiliate’s loss from continuing operations before income taxes attributable to the controlling interest does not exceed 20% of our averaged or pretax operating income, as applicable, except for fiscal 2022 for XDC. The results of the significance tests are summarized in the table below.

We consider fiscal year 2022 operating results and the results of the fiscal 2022 significance test for XDC to be an outlier and would not have met the income test under normal circumstances. During fiscal 2022, the effects of the COVID-19 pandemic on global economies and the related supply chain challenges on our business negatively impacted our consolidated operating results by at least $6 million as indicated by our drop in gross profit from fiscal 2021 to fiscal 2022 and recovery in fiscal 2023. This level of impact caused the equity method losses to be more significant relative to operating results and to exceed the Rule 3-09 threshold for the income test in Rule 1-02(w). Fiscal 2023 significance tests were not met and our projections also indicate that XDC will not meet the significance threshold per Rule 3-09 in future years, including Fiscal 2024 based on our nine month ended results of $47 million of consolidated pretax income, further providing evidence fiscal 2022 was an outlier year.

Audited financial statements of XDC were not filed for fiscal 2022. We believe that due to the unique circumstances impacting our operating results in fiscal 2022, the development stage nature of XDC, and the expectation that XDC would not meet the significance thresholds in future years, the filing of such audited financial statements does not provide meaningful additional information to users of our financial statements. We did, according to the annual requirements set forth in Rule 4-08(g) of Regulation S-X, include summarized financial information in our footnotes, inclusive of XDC, which met the significance threshold and provide sufficient information for our disclosure related to our exposure and entity activity.

Rule 3-09 Significance Test Results
		Year Ended
		April 29, 2023	April 30, 2022	May 1, 2021
Total pre-tax income		$13,257	$1,108	$14,060
Average five-year pre-tax income (absolute value)		N/A	$6,510	N/A

Miortech	Investment	0.9%	1.3%	1.8%
	Income	5.0%	12.6%	4.8%

XDC	Investment	3.5%	4.3%	3.5%
	Income	16.6%	28.2%	10.6%

Revenue Recognition, page 44

5.We note your disclosure on page 13 of your Risk Factor section, that in relation to your fixed-price contracts, you evaluate changes in estimates on a contract-by-contract basis and disclose significant changes, if material, in the Notes to Consolidated Financial Statements. The cumulative catch-up method is used to account for revisions in estimates. In light of the fact that revenue recognized over time is about half of your consolidated revenue, please revise your notes to the financial statements to disclose this information in accordance with ASC 606-10-50-17. Additionally, please revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.

Response:
In light of Staff comments, in addition to the disclosure that the estimate changes were immaterial to the periods presented, we have determined we will enhance our disclosures in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending April 27, 2024, to further comply with the requirements of ASC 606-10-50-17 relating to the disclosure of judgments and changes in estimates made in the application of ASC 606. In future filings, beginning with the Annual Report on Form 10-K for fiscal 2024, we will include a discussion in “Note 1. Nature of Business and Summary of Significant Accounting Policies” in the section entitled “Revenue recognition” to further describe the significant judgments used in the estimation process and add clarity to our accounting policy over estimate changes. The following is an example of the enhanced disclosure:

Estimated contract revenues and costs include management’s latest estimate using significant judgments with respect to the complexity of the scope and duration of a particular contract, project to-date performance and conditions, knowledge of any stated or expected project dispute or other claim, and market conditions for input costs. Unanticipated costs that exceed our original estimates may not be recoverable under fixed price contracts. Changes in costs may occur as a result of several factors including, but not limited to, the cost, shortages or non-availability of materials or labor; unanticipated technical problems; required project modifications not initiated by the customer; suppliers’ or subcontractors’ failure to perform or delay in performing their obligations; logistics disruptions or delays; and capacity constraints. Contingencies for unknown or uncertain cost estimates may be utilized based on the complexity of scope and duration of a project and are relieved when conditions resolve. We evaluate changes in estimates on a contract-by-contract basis, and estimates are made when the revisions are probable and reasonably estimable. Provisions of estimated losses on uncompleted contracts are made in the period when such losses are capable of being estimated. The cumulative catch-up method is used to account for revisions in estimates.

For our MD&A disclosures of operations, we considered gross favorable and gross unfavorable changes in estimates for disclosure. Total gross favorable changes in estimates were 0.6% and 0.5% of net sales and gross unfavorable changes in estimates impacted operating results by (0.5%) and (0.3%) for the years ended April 29, 2023 and April 30, 2022, respectively. We deemed these impacts to be immaterial as a percentage of sales and, therefore immaterial to our consolidated or segment results, and we did not quantify them in the MD&A for the fiscal years ended April 29, 2023 and April 30, 2022. In future filings beginning with our Annual Report on Form 10-K for the fiscal year ended April 27, 2024, we will provide a disclosure similar to our footnote disclosure when immaterial.

If our analysis determines that changes in estimates in future quarterly and annual periods become material, we will provide the disclosures prescribed by ASC 250-10-50-4 and ASC 270-10-45-14 and will include disclosure in our MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either our consolidated or segment results, accompanied by the appropriate level of analysis.

We appreciate the opportunity to respond to the Staff’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses. You may feel free to contact me directly at 605-692-0214 or by email at Sheila.Anderson@Daktronics.com. Also, please note that we have copied our securities attorney and auditors with this letter, as they are closely involved in reviewing our disclosures and reporting practices.

Sincerely,

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Reece A. Kurtenbach, President and CEO, Daktronics, Inc. (Reece.Kurtenbach@Daktronics.com)
Winthrop & Weinstine, P.A.
Deloitte & Touche LLP